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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05036809

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Adviser Dealer Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6125 Memorial Drive
(No. and Street)

Dublin (City) Ohio (State) 43017-9767 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wesley F. Hoag 614-766-7000
(Area Code – Telephone Number)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH, D.C. 185

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

826 Westpoint Parkway, Suite 1250 Westlake, Ohio 44145
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

OATH OR AFFIRMATION

I, Douglas R. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adviser Dealer Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

RUTH KIRKPATRICK
Notary Public, State of Ohio
My Commission Expires 04-20-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVISER DEALER SERVICES, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

Cohen McCurdy
Certified Public Accountants

ADVISER DEALER SERVICES, INC.

DECEMBER 31, 2004

TABLE OF CONTENTS

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594
www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
ADVISER DEALER SERVICES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Adviser Dealer Services, Inc. (a wholly-owned subsidiary of Meeder Financial, Inc.) as of December 31, 2004, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adviser Dealer Services, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

January 19, 2005
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$	102,713
RECEIVABLE FROM BROKER-DEALER		1,225
	$	103,938

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	27,966
SUBORDINATED BORROWINGS		25,000
		52,966
COMMON STOCK No par value, 1,000 shares authorized, issued and outstanding		10,000
ADDITIONAL PAID-IN CAPITAL		20,000
RETAINED EARNINGS		20,972
		50,972
	$	103,938

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions	$ 52,627
Marketing and administrative fees	38,036
Interest and dividends	810
Other	415
	91,888
EXPENSES	
Marketing	25,000
Commissions	15,210
Salaries	14,958
Directed brokerage	10,137
Accounting	9,549
Registration	6,008
Interest	2,500
Other	8,526
	91,888
NET INCOME	$ --

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JANUARY 1, 2004	$ 10,000	$ 20,000	$ 20,972	$ 50,972
NET INCOME			--	--
BALANCE – DECEMBER 31, 2004	$ 10,000	$ 20,000	$ 20,972	$ 50,972

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2004

SUBORDINATED BORROWINGS – JANUARY 1, 2004	$ 25,000
INCREASE – ADDITIONAL SUBORDINATED BORROWINGS	--
DECREASE – PAYMENT OF SUBORDINATED BORROWINGS	--
SUBORDINATED BORROWINGS – DECEMBER 31, 2004	$ 25,000

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ --
Adjustments to reconcile net income to net cash provided from operating activities	
Receivable from broker-dealer	(1,225)
Increase in operating liabilities	
Accounts payable and accrued expenses	9,011
Net cash provided by operating activities	7,786
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	94,927
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 102,713
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 2,500

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Adviser Dealer Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly-owned subsidiary of Meeder Financial, Inc. and is primarily engaged in securities trading activities.

Cash and Cash Equivalents

At times during the year, the Company's cash account may exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has a $25,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement. The deposit is included in cash and cash equivalents.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Credit Policies (Continued)

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, writes off the portion, if any, of the balance that will not be collected. In the opinion of management, at December 31, 2004, all commissions were considered collectible and no allowance was necessary.

Income Taxes

Meeder Financial, Inc. files a consolidated income tax return which includes the Company and other related entities. Meeder Financial, Inc. has elected to be treated as an S corporation as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

2. RELATED PARTIES

The Company is affiliated through common ownership with Meeder Asset Management, Inc, which provides investment advisory services. During 2004, the Company earned $6,232 and $20,242 in commissions from the sale of shares and security transactions, respectively, of mutual funds managed by Meeder Asset Management, Inc. The Company billed Meeder Asset Management, Inc. $38,036 in marketing and administrative fees. In addition, Meeder Asset Management, Inc. was reimbursed $19,095 by the Company for its allocable share of administrative and operating expense.

At December 31, 2004, the Company owed Meeder Asset Management, Inc. $5,255 for commissions and expense reimbursements, which is included in accounts payable and accrued expenses in the accompanying statement of financial position.

The Company is affiliated through common ownership with MV Marketing, Inc., which provides marketing and sales consulting services to the Company. During 2004, the Company paid MV Marketing, Inc. $25,000 for such services.

NOTES TO THE FINANCIAL STATEMENTS

3. SUBORDINATED BORROWINGS

At December 31, 2004, subordinated borrowings consisted of a subordinated note payable to Meeder Financial, Inc. in the amount of $25,000, with interest at 10%, due on November 30, 2005. Interest expense on outstanding borrowings amounted to $2,500 during 2004.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of $75,275, which was $70,275 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2004, the ratio was .37 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

NET CAPITAL	
Total shareholder's equity from statement of financial condition	$ 50,972
Add: Liabilities subordinated to claims of general creditors	25,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	75,972
Haircuts on securities	(697)
NET CAPITAL	$ 75,275
COMPUTATION OF AGGREGATE INDEBTEDNESS – ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 27,966
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 1,865
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 70,275
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.37 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2004 filed with the Securities and Exchange Commission and the amount included in the above calculation is not required as there are no audit adjustments.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
ADVISER DEALER SERVICES, INC.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Adviser Dealer Services, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

January 19, 2005
Westlake, Ohio